

Mail Stop 3561

August 25, 2009

<u>Via U.S. Mail</u>

Philip J. Huml
President, Principal Executive Officer and Principal Financial Officer
Pier Acquisition I, Inc. and Pier Acquisition II, Inc.
3902 Peartree Place
Calabasas, CA 91302

      Re: Pier Acquisition I, Inc.
              Amendment No. 4 to Form 10/A
              Filed August 5, 2009
              File No. 000-53552

              Pier Acquisition II, Inc.
              Amendment No. 4 to Form 10/A
              Filed August 5, 2009
              File No. 000-53553

Dear Mr. Huml::

     We have completed our review of your Form 10/A for Pier Acquisition I and Pier Acquisition II and have no further comments at this time.

                          Sincerely,

                          Daniel H. Morris
                          Attorney-Advisor